OriginClear, Inc.

12575 58th Street North, Suite 200

Clearwater, Florida 33760

December 21, 2022

VIA EDGAR

Catherine De Lorenzo

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	ORIGINCLEAR, INC.
Registration Statement on Form S-1
Filed November 30, 2022
File No. 333-268608

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. De Lorenzo:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, OriginClear, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-268608), as amended (the “Registration Statement”), so that it may become effective at 9:00 a.m. Eastern Daylight Time on December 27, 2022, or as soon as practicable thereafter.

The Registrant hereby authorizes the law firm of Kunzler Bean & Adamson to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to J. Martin Tate at (801) 792-5002. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Tate at mtate@kba.law.

Best Regards,

OriginClear, Inc.

/s/ T. Riggs Eckelberry
T. Riggs Eckelberry
Chief Executive Officer